UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                                 Amendment No. 1

                    Under the Securities Exchange Act of 1934

                   Cognizant Technology Solutions Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
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                         (Title of Class of Securities)

                                   192446102
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                                 (CUSIP Number)

                                February 6, 2003
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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 33763B103

1.       Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only)

                Deephaven Capital Management LLC
                41-1908497

2.       Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) N/A
         (b) N/A


3.       SEC Use Only


4.       Citizenship or Place of Organization

                Delaware

                        5.       Sole Voting Power
                                        183,800
Number of
Shares                  6.       Shared Voting Power
Beneficially                            0
Owned by
Each                    7.       Sole Dispositive Power
Reporting                               183,800
Person With
                        8.       Shared Dispositive Power
                                        0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person
                                        183,800

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                        N/A

11.      Percent of Class Represented by Amount in Row (9)
                                        2.08%

12.      Type of Reporting Person (See Instructions)

         OO

Item 1.
         (a)      Name of Issuer

                        Cognizant Technology Solutions Corporation

         (b)      Address of Issuer's Principal Executive Offices

                        8500 Glenpointe Centre West, Teaneck, New Jersey 07666

Item 2.
         (a)      Name of Person Filing

                        Deephaven Capital Management LLC

         (b)      Address of Principal Business Office or, if none, Residence

                        130 Cheshire Lane, Suite 102, Minnetonka, MN 55305

         (c)      Citizenship

                        Delaware

         (d)      Title of Class of Securities

                        Class A Common Stock

         (e)      CUSIP Number

                        192446102

Item 3. If this statement is filed pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                        N/A

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned:
                                183,800

         (b)      Percent of class:
                                2.08%

         (c)      Number of shares as to which the person has:

                  (i)      Sole power to vote or to direct the vote:
                                183,800

                  (ii)     Shared power to vote or to direct the vote:
                                0

                  (iii)    Sole power to dispose or to direct the disposition
                           of:
                                183,800

                  (iv)     Shared power to dispose or to direct the disposition
                           of:
                                0

Instruction. For computations regarding securities which represent a right to acquire an underlying security see ss.240.13d3(d)(1).


Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].


Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                N/A

Item 8.  Identification and Classification of Members of the Group

                N/A


Item 9.  Notice of Dissolution of Group

                N/A


Item 10. Certification


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 7, 2003






/s/ Jim Korn
_____________________________
Jim Korn, Chief Legal Officer